UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sun American Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86664A202

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-1(b)

☐Rule 13d-1(c)

☐Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 86664A202	13G

1) NAMES OF REPORTING PERSONS	JGD Management Corp.

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 (a) ☐
 (b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF	5) SOLE VOTING POWER	1,955,750
SHARES
BENEFICIALLY	6) SHARED VOTING POWER	0
OWNED BY
EACH	7) SOLE DISPOSITIVE POWER	1,955,750
REPORTING
PERSON WITH	8) SHARED DISPOSITIVE POWER	0

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,955,750

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	18.0%

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

Page 2 of 7 Pages

Item 1(a).	Name of Issuer:	Sun American Bancorp

Item 1(b).	Address of Issuers Principal Executive Offices: 9293 Glades Road Boca Raton, Florida 33434

Item 2(a).
Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (JGD), a Delaware corporation, with respect to 178,800 shares of Common Stock (which consists of (i) 119,200 shares of Common Stock and (ii) warrants to purchase 59,600 shares of Common Stock) directly owned by York Capital Management, L.P. (York Capital), a Delaware limited partnership; 652,321 shares of Common Stock (which consists of (i) 436,609 shares of Common Stock and (ii) warrants to purchase 215,712 shares of Common Stock) directly owned by York Investment Limited (York Investment), a corporation organized under the laws of the Commonwealth of the Bahamas; 1,072,500 shares of Common Stock (which consists of (i) 715,000 shares of Common Stock and (ii) warrants to purchase 357,500 shares of Common Stock) directly owned by York Global Value Partners, L.P. (York Global Value), a Delaware limited partnership; and 52,129 shares of Common Stock (which consists of (i) 34,891 shares of Common Stock and (ii) warrants to purchase 17,238 shares of Common Stock) directly owned by a managed account (the Managed Account).

The general partners of York Capital and York Global Value and the manager of York Investment have delegated certain management and administrative duties of such funds to JGD.  In addition, JGD manages the Managed Account.  Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.

Page 3 of 7 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is: c/o York Capital Management 767 Fifth Avenue, 17th Floor New York, New York 10153

Item 2(c).	Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 86664A202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Page 4 of 7 Pages

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,955,750

(b)	Percent of class:	18.0%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	1,955,750

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	1,955,750

	(iv) Shared power to dispose or to direct the disposition of	0

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage of ownership described above is based on an aggregate of 10,880,516 shares of Common Stock, which consists of (i) 10,230,466 shares of Common Stock issued and outstanding as of November 4, 2008, as reported in the issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2008, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to exercise all of its warrants to purchase shares of Common Stock.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Global Value, or the Managed Account, as the case may be, all of which are the advisory clients of JGD.  JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Page 5 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

JGD MANAGEMENT CORP. By: /s/ Adam J. Semler Adam J. Semler Chief Financial Officer

Page 7 of 7 Pages